

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 27, 2024

W. Troy Rudd
Chief Executive Officer
AECOM
13355 Noel Road
Dallas, TX 75240

>   **Re: AECOM**
>   **Form 10-K for Fiscal Year Ended September 20, 2023**
>   **Form 8-K Furnished February 5, 2024**
>   **File No. 000-52423**

Dear W. Troy Rudd:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K for Fiscal Year Ended September 20, 2023

Management's Discussion and Analysis of Financial Condition and Results of Operations
Fiscal Year Ended September 30, 2023 Compared to the Fiscal Year Ended September 30, 2022
Consolidated Results, page 40

1.   A significant portion of your results of operations disclosure is dedicated to stating, in narrative text form, dollar and percentage changes in accounts. In addition, while you discuss certain factors to which changes are attributable, you do not quantify certain of these factors nor analyze the underlying business reasons for the changes. For example, you state the increase in Americas revenue was primarily driven by increased project activity in the Americas design business including growth in the Water, Transportation, and Environment markets, but you do not quantify these factors nor analyze the underlying reasons for the changes. For a company with the size and breadth of operations as yours, we do not believe that this brief disclosure adequately discusses and analyzes your results sufficient to provide your investors with the depth of understanding and knowledge necessary to properly evaluate your results. As such, please consider

expanding this section by:

- relying on tables to present dollar and percentage changes in accounts, rather than including and repeating such information in narrative text form;
- using tables to list, quantify, and sum all of the material individual factors to which changes in accounts are attributable;
- refocusing the narrative text portion of the disclosure on analysis of the underlying business reasons for the individual factors in the tables above;
- ensuring that all material factors are quantified and analyzed (including separate disclosure of offsetting factors); and
- quantifying the effects of changes in price, volume, changes in contract estimates, and acquisitions (if any) on revenues and expense categories, where appropriate.

Please provide us with a copy of your intended revised disclosure.

2. Please revise to discuss and analyze cost of revenue separately. Quantify and discuss the impact of each significant component of costs comprising cost of revenue that caused cost of revenue to materially vary (or not vary when expected to). This disclosure should be presented in a manner so as to allow investors to discern the relative contribution of each of multiple components cited to the total change in cost of revenue. In addition, the impacts of material variances in components of cost of revenue that offset each other should be separately disclosed, quantified, and discussed (and not netted). Given the potential for differing or offsetting results in your various segments, we encourage you to provide these disclosures at the segment level (which may make disclosure at the consolidated level not needed). In any event, you should revise to provide discussion and analysis of cost of revenue at the segment level when a change in a segment's cost of revenue materially impacts the segment's measure of profit. Please provide us with a copy of your intended revised disclosure.

Notes to Consolidated Financial Statements
Note 6. Other Financial Information, page 88

3. You disclose you did not have material revisions to estimates for contracts where revenue is recognized using the input method during the twelve months ended September 30, 2023 and 2022. Please tell us the aggregate impact of changes in contract estimates on your results of operations for each year of the three year period ended September 30, 2023. Please also tell us your basis for measuring this aggregate amount, including whether individual contract amount thresholds were used in determining the aggregate amount. Refer to ASC 250-10-50-4.

Note 19. Reportable Segments and Geographic Information, page 91

4. Please tell us, and revise to disclose, the factors used to identify your reportable segments, including the basis of organization (for example, whether management has chosen to organize the company around differences in products and services, geographic areas, or a

combination of factors and whether operating segments have been aggregated). Please refer to ASC 280-10-50-21. As part of your response, please also tell us how you identified your operating segments based on the criteria provided in ASC 280-10-50-1 through 50-9 and provide us with a list of these operating segments. To the extent you have more than one operating segment, please tell us how you considered the aggregation criteria in ASC 280-10-50-11 and the quantitative thresholds in ASC 280-10-50-12 in determining your reportable segments.

Form 8-K Furnished February 5, 2024

Exhibit 99.1 - Press Release, page 1

5. Please revise to present the most directly comparable GAAP measures with equal or greater prominence as your non-GAAP measures. For example, we note references to adjusted EPS guidance and adjusted operating margin in the headlines and adjusted guidance in the section titled "Fiscal 2024 Financial Guidance." Refer to Item 10(e)(1)(i)(A) of Regulation S-K.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Stephen Kim at 202-551-3291 or Lyn Shenk at 202-551-3380 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services